RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: September 19, 2007

Name of applicant:		RANDGOLD RESOURCES LIMITED
Name of scheme:
Period of return:	From:	MARCH 2007	To:	SEPTEMBER 2007
Balance of unallotted securities under scheme(s) from previous return:		23,003 (twenty three thousand and three)
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,000,000 (one million)
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		432,167 (four hundred and thirty two thousand one hundred and sixty seven)
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		590,836 (five hundred and ninety thousand eight hundred and thirty six)

Name of contact:	D J HADDON
Telephone number of contact:	00 27 11 481 7214

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.